FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                29th June, 2004


                               File no. 0-17630


                             CRH: Board Appointments



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3 (No.333-13648) of CRH America, Inc. and CRH plc and the registration statements on Form S-8 (Nos. 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc,
and to be part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished



Enclosure: Board Appointments



                      N  E  W  S      R  E  L  E  A  S  E


                                                                  29th June 2004

                        CRH ANNOUNCES BOARD APPOINTMENTS


The Board of CRH plc is pleased to announce the co-option to the Board today, 29th June 2004, of Professor Joyce O'Connor and Mr. Nicky Hartery, as non-executive Directors.

Joyce O'Connor (57) is President of the National College of Ireland, based in the International Financial Services Centre. She is a former senior Research Fellow in the Department of Social Science, University College, Dublin (UCD) and was Head of the Department of Languages and Applied Social Studies at University of Limerick. Joyce, who is a graduate of UCD, is currently Chair of the Further Education and Training Awards Council and The National Guidance Forum and is a member of the National Qualifications Authority.

Nicky Hartery (53) is Vice President of Manufacturing and Business Operations for Dell Europe, the Middle East and Africa. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and CEO at Verbatim Corporation, based in the US. A native of Waterford, Nicky graduated in electrical engineering from University College, Cork and holds an MBA from University College, Galway. He is a chartered Engineer and Fellow of the Institute of Engineers of Ireland (C.Eng. F.I.E.I.).


_________________________________________________________________

Contact : +353 (0) 1 404 1000
Liam O'Mahony, Chief Executive
Myles Lee, Finance Director


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland

END


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:29 June, 2004



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director